EXHIBIT 99.2

ITEM 7 INFORMATION

The securities being reported on by the Development Bank of Japan, are owned, or may be deemed to be owned, by DBJ Value Up Fund, a Japanese partnership owned directly and indirectly by the Development Bank of Japan.

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